FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




NOTIFICATION OF INTERESTS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR
                               CONNECTED PERSONS



1. Name of the issuer

HSBC Holdings plc

2. Name of person discharging managerial responsibilities

Mr S T Gulliver

3. Name of connected person (if applicable to this transaction)

4. This notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

5. Description of shares (including class) or derivatives or other financial instruments relating to the shares of HSBC Holdings plc

US$0.50 ordinary shares

6. State the nature of the transaction

i) Acquisition arising from conditional award of shares under an employee share plan

ii) Sale of a total of 519,087 shares to meet tax liability following release of employee share plan awards over 1,273,458 shares and transfer of balance of 754,371 shares to S T Gulliver

7. Number of shares, derivatives or financial instruments relating to shares acquired

i) 555,772

8. Number of shares, derivatives or financial instruments relating to shares disposed

ii) a) 506,589

ii) b)  12,498

9. Price per share or value of transaction

i) Nil

ii) a) GBP8.936358

ii) b) GBP9.066

10. Date and place of transaction

i) and ii)a) 5 March 2007, London

ii) b) 8 March 2007, London

11. Date issuer informed of transaction

8 March 2007

Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652

Name of duly authorised officer/official of issuer responsible for making notification

As above

Date of notification

9 March 2007

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  09 March 2007